United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD Announces a US$1.8 Billion Capex Budget for 2004
CVRD Announces the Minimum Dividend to be Paid in 2004
CVRD - 2003 Production Report
CVRD and Baosteel Sign a Contract to Assess Project Feasibility
SIGNATURES

Press Release

CVRD announces a US$ 1.8 billion capex budget for 2004

Rio de Janeiro, 28 January 2004 - Companhia Vale do Rio Doce (CVRD) has announced the approval of a capital expenditure budget totaling US$ 1.815 billion for 2004. Of this total, 66.2%, or US$ 1.202 billion, is “growth capex”, and the remaining US$ 613.3 million is “stay-in-business capex” - to support and sustain existing businesses. These figures are the consolidated totals for the parent company and those companies that are consolidated under US GAAP (Generally Accepted Accounting Principles in the United States).

Given the expected cash flow for 2004, capital expenditures of US$ 1.815 billion and a minimum dividend of US$ 550 million are consistent with the preservation of a healthy balance sheet, with low financial leverage and high interest coverage ratios. Growth capex is expected to create substantial shareholder value as the risk-adjusted expected rates of return for the projects are far above CVRD’s estimated weighted average cost of capital. At the same time, these investments will contribute to strengthen CVRD’s competitiveness in the global mining and metals markets.

This year budgeted capex increased 22.1% over the US$ 1.486 billion (excluding acquisitions) spent in 2003. Last year, acquisitions - Caemi, Rana (Rio Doce Manganese Norway) and CST shares - amounted to US$ 502 million.

•	Additional iron ore capacity of 73 million tons per year

The total allocated for greenfield and brownfield projects is US$ 1.138 billion. The most important initiatives are dedicated to the expansion of production capacity in iron ore, bauxite, alumina and potash, the conclusion of the Sossego copper project, the initial work on the 118 copper project, power generation, and the acquisition of wagons and locomotives.

Projects will add to the Company’s annual production capacity 73 million tons of iron ore, 4.5 million tons of bauxite, 1.8 million tons of alumina, 250 thousand tons of potash, and 185 thousand tons of copper over the next few years. In 2003, CVRD produced 186 million tons of iron ore (US GAAP).

As result of the start-up of Candonga and Aimorés hydroelectric power plants in 2004, there will be an increase in electricity generation of 119 MW. Therefore, CVRD’s power plants - Igarapava, Porto Estrela, Funil, Candonga, and Aimorés - will be able to generate energy to meet the electricity demands of the Southern System ( iron ore mines, Vitoria a Minas railroad, the port and the pelletizing plants of Tubarão) and part of the Carajás copper mines consumption.

The purchase of 88 locomotives and 3,178 wagons will produce an increase of the CVRD rolling stock - 744 locomotives and 30,473 wagons at the end of 2003 - to support the growth in iron ore transportation and in logistics services to clients.

•	A global and multi-commodity mineral exploration program

The budget allocates capex of US$ 78 million to mineral exploration, of which US$ 14 million is the BNDES ’ contribution under the Mineral Risk Contract, signed in March 1997. The US$ 14 million contribution is not included in the US$ 1.815 billion capex budget.

CVRD has a multi-commodity exploration program, involving at least seven different types of minerals, and spread across the globe. Although 77.1% of the total is planned to be spent in Brazil - and 41.6% of the total in the Carajás mineral province - CVRD is actively involved in exploration in South America (Peru and Chile), Africa (Gabon, Mozambique) and Asia (Mongolia and China), and is evaluating opportunities in several other countries.

1

Press Release

•	Maintenance of existing businesses

The budget for stay-in-business capex is made up of: (i) environmental protection and maintenance, US$ 335.9 million; (ii) modernization of existing operations, US$ 149.4 million; (iii) information technology, US$ 74.4 million; and (iv) research and development, US$ 53.6 million.

•	Main projects

		Budget
		US $ million

Business	Project	2004	Total	Status

Ferrous Minerals	Expansion of Carajás iron ore mines to 70 Mtpy (Northern System)	76.4	144.0	Carajás will produce 70 million tons of iron ore in 2004. Monthly production will be accelerated from March onwards. The project is approximately 12 months ahead of the original schedule.

	Further expansion of Carajás iron ore output to 85 Mtpy (Northern System)	28.8	185.0	Startup expected in 2006. The total amount includes expansion of mine, mill and port (Pier III, second phase). Capex per ton is US$ 12.30.

	Brucutu iron ore mine phase I - Southern System	37.3	147.0	The first phase is scheduled for startup in 2006, when the mine will have capacity to produce 12 Mtpy. Phase II, already planned, will add a further 12 Mtpy starting 2008. Capex per ton is US$ 12.22.

	Fábrica Nova iron ore mine-Southern System	31.1	85.0	Expected to reach nominal production capacity of 10 Mtpy in 2005, and 15 Mtpy in 2009. Capex per ton is US$ 5.67.

	Fazendão iron ore mine-Southern System	3.0	89.0	Expansion of 14 Mtpy at the Fazendão mine, with startup planned for 2006. Capex per ton of US$ 6.35. ROM (run-of-mine) production processed by mills of other mines.

	Itabira iron ore mine-Southern System	13.2	56.0	Expansion of the Itabira mine’s production from 43 to 46 Mtpy, with startup planned for 2006, for capex per ton of US$ 18.70.

	Tubarão Port	25.9	53.0	Increase in port capacity from 66 Mtpy to 78 Mtpy via the acquisitions of new equipment and construction of silos as well as stockyards. Conclusion of the project scheduled for 2005.

Non-ferrous Minerals	Sossego copper project	16.5	413.1	The project will be commissioned this quarter (1Q04) with ramp-up of production during 2Q04. Commercial production planned to start in July - with average output of 455 thousand tons per year of copper concentrate (equivalent to 140 thousand tons per year of copper metal).

	118 copper project	44.8	179.0	Work scheduled to start in 2Q04. Planned to come on stream in December 2005. The mine, fed by a copper oxide deposit, will produce an average 45 thousand tons per year of copper cathode, produced using the SxEw process.

	Taquari-Vassouras potash mine - expansion	21.2	67.0	Completion planned for third quarter 2005. The expansion will increase capacity to 850 thousand tons per year.

Aluminum	Paragominas I	83.2	271.0	Startup for the Paragominas bauxite mine is planned for 2006, with initial production capacity of 4.5 million tons/year of bauxite. Paragominas will supply stages 4 and 5 of Alunorte and the further expansion of the alumina production capacity. Capex per ton is US$ 60.22.

	Alunorte : stages 4 and 5	183.3	583.0	Will expand the plant’s capacity by 1.8 million tons/year. Construction began in third quarter 2003; completion expected in 2006. Capex per ton is US$ 324.00.

Logistics	Vitória-Minas and Carajás Railroads: rolling stock acquisition	182.0	182.0	Purchase of: 6 locomotives and 1,257 wagons for iron ore transport; 12 locomotives and 754 wagons for general cargo. Total purchase: 18 locomotives and 2,011 wagons.

	Centro-Atlantica Railroad (FCA): rolling stock acquisition	130.6	130.6	Purchase of: 70 locomotives (mainly secondhand, for refurbishment) and 1,167 wagons, all for general cargo.
2

Press Release

		Budget
		US $ million

Business	Project	2004	Total	Status

Power Generation	Aimorés hydroelectric plant	19.0	112.9	CVRD owns 51% of this 330 MW hydroelectric plant, on the Rio Doce River in the Brazilian state of Minas Gerais. Startup is scheduled for 3Q04.

	Candonga hydroelectric plant	3.5	44.5	This 140 MW hydroelectric plant is located on the Rio Doce River. Startup is expected in 1Q04. CVRD owns 50%.

	Capim Branco I hydroelectric plant	20.9	80.5	This is a 240 MW hydroelectric plant, located on the Araguaia River (state of Minas Gerais, Brazil). Startup is planned for 1Q06. CVRD owns 48.42%.

	Capim Branco II hydroelectric plant	12.7	79.3	Located on the Araguaia River: 210 MW, startup planned for 1Q06. CVRD owns 48.42%.

•	Breakdown of mineral exploration Capex

By product	%	By country	%

Copper	28.7%	Brazil	77.1%
Nickel	20.0%	- Carajás	41.6%
Manganese	17.3%	Peru	6.8%
PGM	7.5%	Chile	3.6%
Kaolin	7.0%	Gabon	9.0%
Gold	6.6%	China and Mongolia	1.8%
Bauxite	5.7%	Others	1.6%
Others	7.3%

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br+55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br+55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br+55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results other than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissáo de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

3

Press Release

CVRD Announces the Minimum Dividend to be Paid in 2004

Rio de Janeiro, January 28, 2004 - Companhia Vale do Rio Doce (CVRD) informs that the Executive Directors will submit to the Board of Directors of the Company the proposal to pay a minimum dividend for 2004 of US$ 1.43 per share, common or preferred, in two equal installments on April 30 and October 29.

The Board of Directors will consider the proposal of the Executive Directors in the Board meetings scheduled to take place on April 14 and October 13, 2004. The amount announced will be paid in local currency and determined based on the Real/US Dollar foreign exchange rate (Ptax - option 5) disclosed by the Central Bank of Brazil on the last workday prior to the Board meetings that will approve the dividend distribution and the respective payment to the shareholders. The time periods between the Board meeting dates and the start of the dividend payment dates are determined by the amount of time needed to accomplish the operational steps required to complete such transactions.

CVRD shares will be traded ex-dividend in the stock exchanges (Bovespa, Latibex, NYSE) from April 15 and October 14, respectively.

The minimum amount of US$ 1.43 per share, totaling US$ 550 million, is in full correspondence with the Dividend Policy approved in 2002 and is consistent with expected evolution of the free cash flow and the maintenance of prudent levels of financial leverage. Compared to the 2003 minimum dividend of US$ 1.04 per share, the 2004 minimum dividend increased 37.5%.

Last year, the total profit distributed to CVRD shareholders reached R$ 5.04 per share, common or preferred, totaling R$ 1.935 billion. In US dollars, the figures were US$ 1.75 per share and US$ 675 million, respectively.

In 2003, the dividend yield of CVRD in US Dollars, was 3.4%, while on average in the last five years, 1999-2003, it reached 5.6%. Moreover, the total shareholder return (TSR) of CVRD, which includes the increase in the price of the shares and dividends distributed, in US Dollars, reached 93.7% in 2003 and an annual average of 40.2% from 1999 to 2003.

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Press Release

CVRD – 2003 Production Report

A Year of Records

Rio de Janeiro, January 28, 2004 – Companhia Vale do Rio Doce (CVRD) discloses its minerals and metals production report for 2003. CVRD will henceforth distribute regularly quarterly production reports.

Last year and, in particular in the fourth quarter (4Q03), many production records were achieved. Such performance resulted from the strong growth in global demand for minerals and metals and from the decision, now proven correct, to expand production capacity, as was the case in São Luís, MRN and Alunorte, and/or to focus on the strong productivity gains, which were attained.

Highlights

•	Iron Ore

Under US GAAP (United States Generally Accepted Accounting Principles), CVRD production increased 10.3%, from 168.6 million tons in 2002 to 186.0 million tons in 2003. Excluding CAEMI, which was consolidated starting in September 2003, CVRD produced 138.0 million tons in 2002 vis-à-vis the 150.0 million tons produced in 2003, representing an increase of 8.7%.

Therefore, even if CAEMI is excluded, the iron ore production of 150.0 million tons in 2003 was a historical record.

The Southern System registered a record annual production, with 90.353 million tons produced in 2003, the same was observed in Carajás, with 58.929 million tons.

In December 2003, monthly production records were also registered, both in the Southern System mines – 8.011 million tons – as well as in Carajás – 5.486 million tons.

•	Pellets

Under US GAAP, which does not include the pelletizing joint ventures (Nibrasco, Kobrasco, Hispanobrás, Itabrasco, Samarco and GIIC), pellet production increased 29.2%, with the production running a full capacity in the São Luís plant in the second half of 2003.

Under BR GAAP (Brazilian Generally Accepted Accounting Principles), where the production volumes from the pelletizing joint ventures are included proportionally to CVRD ’s ownership share in these companies, pellet production reached 31.128 million tons in 2003 vis-à-vis 26.342 million tons in 2002.

The Fabrica plant, Kobrasco and Samarco attained production records in 2003. In December, monthly production records were achieved in Fábrica and Kobrasco. In the same month, the São Luís operation produced 526 thousand tons, having therefore reached the end of the plant ramp up process.

•	Manganese

Manganese ore production decreased 3.7%, reaching 2.244 million tons in 2003, even though Urucum achieved an annual record, with 414 thousand tons. The slight decrease in total production was due to the utilization in 2003 of stockpiles in the Azul mine in Carajás.

Press Release

•	Ferro Alloys

Alloy production increased 9.5%, reaching 481 thousand tons in 2003. Rio Doce Manganese Norway (RDMN), acquired in February 2003 and restructured in the following months, started to produce manganese ferro-alloys in the second half of the year, having produced 21 thousand tons.

•	Bauxite

With the end of the capacity expansion project in Trombetas, Mineração Rio do Norte (MRN) achieved a bauxite annual production record of 14.406 million tons.

•	Alumina

With the start of operations of the stage 3, alumina production at Alunorte also registered an annual record of 2.323 million tons in 2003.

•	Primary Aluminum

Production at Albras, of 432 thousand tons, was also a record, which was achieved as a result of strong productivity gains, given that its annual nominal capacity was 406 thousand tons.

•	Kaolin

Kaolin production at PPSA was also a record, with 423 thousand tons in 2003. In 4Q03, production at PPSA registered a quarterly record of 127 thousand tons.

•	Potash

Production at the Taquari-Vassouras mine was greater than its nominal capacity of 600 thousand tons, having reached 658 thousand tons in 2003, which was also a record.

CVRD 2003 Production Report - US GAAP*

Production in thousand tons

				% Change
	4Q 03	2003	2002	03/02

IRON ORE	47,781	186,034	168,616	10.3%
PELLETS	3,967	12,990	10,057	29.2%
MANGANESE	540	2,244	2,331	-3.7%
FERRO-ALLOYS	129	481	439	9.5%
ALUMINA	625	2,323	1,656	40.3%
POTASH	170	658	627	4.9%
KAOLIN	285	1,134	1,041	8.9%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD 2003 Production Report - US GAAP*

Production in thousand tons

				% Change
IRON ORE	4Q 03	2003	2002	03/02

Southern System	22,750	90,353	83,244	8.5%
Itabira Complex	11,091	43,162	40,749	5.9%
Mariana Complex	4,085	16,086	15,884	1.3%
Middle Mines Complex	2,764	10,050	11,112	-9.6%
Western Mines Complex	3,335	14,673	11,463	28.0%
Capanema	1,475	6,382	4,036	58.1%
Carajás	15,702	58,929	53,905	9.3%
Urucum	189	802	887	-9.7%
Caemi	9,140	35,950	30,580	17.6%
Total iron ore production	47,781	186,034	168,616	10.3%

				% Change
PELLETS	4Q 03	2003	2002	03/02

CVRD I e CVRD II	1,292	4,948	4,845	2.1%
Fabrica	1,191	4,452	4,500	-1%
São Luís	1,484	3,590	712	404.2%
Total pellet production	3,967	12,990	10,057	29.2%

				% Change
MANGANESE	4Q 03	2003	2002	03/02

Azul	379	1,548	1,751	-11.6%
Urucum	87	414	333	24.5%
Other mines	73	282	247	14.1%
Total manganese production	540	2,244	2,331	-3.7%

				% Change
FERRO-ALLOYS	4Q 03	2003	2002	03/02

RDM	81	313	299	4.8%
RDME	30	128	123	4.8%
RDMN	14	21	—	n.m.
Urucum	5	18	17	4.9%
Total ferro-alloys production	129	481	439	9.5%

				% Change
ALUMINA	4Q 03	2003	2002	03/02

Alunorte	625	2,323	1,656	40.3%
Total alumina production	625	2,323	1,656	40.3%

				% Change
POTASH	4Q 03	2003	2002	03/02

Taquari-Vassouras	170	658	627	4.9%
Total potash production	170	658	627	4.9%

				% Change
KAOLIN	4Q 03	2003	2002	03/02

PPSA	127	423	330	28%
Caemi	158	711	711	0.1%
Total kaolin production	285	1,134	1,041	8.9%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD 2003 Production Report - Consolidated BR GAAP*

Production in thousand tons

				% Change
	4T 03	2003	2002	03/02

IRON ORE	48,008	187,051	170,073	10.0%
PELLETS	8,354	31,128	26,342	18.2%
MANGANESE	540	2,244	2,331	-3.7%
FERRO-ALLOYS	129	481	439	9.5%
BAUXITE	1,721	5,762	3,968	45.2%
ALUMINA	625	2,323	1,656	40.3%
ALUMINUM	69	272	258	5.2%
POTASH	170	658	627	4.9%
KAOLIN	285	1,134	1,041	8.9%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in wich CVRD has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control, the volume consolidation is proportional to CVRD’s ownership stake in the company.

3)	The production volume of companies in which CVRD has minority interests are not consolidated.

CVRD 2003 Production Report - Consolidated BR GAAP*

Production in thousand tons

	Consolidation	CVRD’s				% Change
IRON ORE	Methodology	Stake	4Q 03	2003	2002	03/02

Southern System	Total	100%	22,750	90,353	83,244	8.5%
Itabira Complex			11,091	43,162	40,749	5.9%
Mariana Complex			4,085	16,086	15,884	1.3%
Middle Mines Complex			2,764	10,050	11,112	-9.6%
Western Mines Complex			3,335	14,673	11,463	28.0%
Capanema			1,475	6,382	4,036	58.1%
Carajás	Total	100%	15,702	58,929	53,905	9.3%
Urucum	Total	100%	189	802	887	-9.7%
Caemi	Total	60%	9,140	35,950	30,580	17.6%
Samarco	Proportional	50%	228	1,018	1,457	-30.1%
Total iron ore production			48,008	187,051	170,073	10.0%

	Consolidation	CVRD’s				% Change
PELLETS	Methodology	Stake	4Q 03	2003	2002	03/02

CVRD I e CVRD II	Total	100%	1,292	4,948	4,845	2.1%
Nibrasco	Proportional	51%	1,084	3,927	3,440	14.2%
Kobrasco	Proportional	50%	565	2,203	2,043	7.8%
Hispanobrás	Proportional	51%	398	1,832	1,759	4.2%
Itabrasco	Proportional	51%	356	1,693	1,700	-0.4%
Fabrica	Total	100%	1,191	4,452	4,500	-1.1%
São Luís	Total	100%	1,484	3,590	713	403.5%
Samarco	Proportional	50%	1,534	6,633	5,791	14.5%
GIIC	Proportional	50%	450	1,850	1,550	19.4%
Total pellet production			8,354	31,128	26,342	18.2%

	Consolidation	CVRD’s				% Change
MANGANESE	Methodology	Stake	4Q 03	2003	2002	03/02

Azul	Total	100%	379	1,548	1,751	-11.6%
Urucum	Total	100%	87	414	333	24.5%
Other mines	Total	100%	73	282	247	14.1%
Total manganese production			540	2,244	2,331	-3.7%

	Consolidation	CVRD’s				% Change
FERRO-ALLOYS	Methodology	Stake	4Q 03	2003	2002	03/02

RDM	Total	100%	81	313	299	4.8%
RDME	Total	100%	30	128	123	4.8%
RDMN	Total	100%	14	21	—	n.m.
Urucum	Total	100%	5	18	17	4.9%
Total ferro-alloy production			129	481	439	9.5%

	Consolidation	CVRD’s				% Change
BAUXITE	Methodology	Stake	4Q 03	2003	2002	03/02

MRN	Proportional	40%	1,721	5,762	3,968	45.2%
Total bauxite production			1,721	5,762	3,968	45.2%

	Consolidation	CVRD’s				% Change
ALUMINA	Methodology	Stake	4Q 03	2003	2002	03/02

Alunorte	Total	57%	625	2,323	1,656	40.3%
Total alumina production			625	2,323	1,656	40.3%

	Consolidation	CVRD’s				% Change
ALUMINUM	Methodology	Stake	4Q 03	2003	2002	03/02

Albras	Proportional	51%	56	220	208	6.0%
Valesul	Proportional	55%	13	51	50	2.0%
Total aluminum production			69	272	258	5.2%

	Consolidation	CVRD’s				% Change
POTASH	Methodology	Stake	4Q 03	2003	2002	03/02

Taquari-Vassouras	Total	100%	170	658	627	4.9%
Total potash production			170	658	627	4.9%

	Consolidation	CVRD’s				% Change
KAOLIN	Methodology	Stake	4Q 03	2003	2002	03/02

PPSA	Total	82%	127	423	330	28%
Caemi	Total	60%	158	711	711	0.1%
Total kaolin production			285	1,134	1,041	8.9%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in wich CVRD has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control, the volume consolidation is proportional to CVRD’s ownership stake in the company.

3)	The production volume of companies in which CVRD has minority interests are not consolidated.

Press Release

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD and Baosteel Sign a Contract to Assess Project Feasibility

Rio de Janeiro, February 3, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest producer of iron ore, and Baosteel Shanghai Group Corporation (Baosteel), the largest Chinese steelmaker, decided to assess the feasibility of implementing a joint venture to build and operate an integrated steel plant in São Luís, state of Maranhão, Brazil, to produce about 3.7 million tons per year of steel slabs. The project considers also the possibility for a future capacity expansion to 7.5 million tons of steel slabs per year.

CVRD and Baosteel signed with Ferrostaal AG (Ferrostaal), a German engineering services company, and CISDI Engineering Co. Ltd. (CISDI), a Chinese engineering company, an Engineering Service Agreement for the Basic Engineering and a Bankable Feasibility Study of the Project. Ferrostaal and CISDI will prepare a complete report to support decision-making by CVRD and Baosteel. Arcelor, the world’s largest steelmaker, also intends to participate in the project.

The slab plant will be the largest investment in the Brazilian steel industry in many years and is expected to generate significant social and economic benefits for the Northeastern region of Brazil through job creation and income growth. The project is fully supported by the Governments of Brazil and China and by the Government of the State of Maranhão. Among the authorities present at the signing ceremony, there were the Governor of the State of Maranhão, Mr. José Reinaldo Tavares, and the Brazilian Ambassador to China, Mr. Affonso Celso de Ouro-Preto.

The project, if implemented, will further increase the demand for CVRD iron ore products. Roger Agnelli, CEO of CVRD, said that the signing is a further vote of confidence that recognizes the strength of the partnership between Baosteel and CVRD. “The agreement is consistent with CVRD’s business strategy, focused on market diversification and growth”.

Madame Xie Qihua, Chairwoman and President of Baosteel said that “this agreement will be the first of many opportunities for the Chinese iron and steel industry to take advantage of the Brazilian capability as a low-cost producer of steel. More importantly, it shows a bright future for a deeper economic relationship between Brazil and China.”

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: February 3, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer